XScargo

15423 - 131 Avenue, Edmonton, AB T5V 0A4
Ph: 780-413-4296 Fax: 780-413-4297



07023620

May 10, 2007


SEC MAIL PROCESSING
RECEIVED
MAY 14 2007
WASH, D.C.
200
SECTION

VIA FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA
Attention: Filing Desk

SUPPL

Re: XS Cargo Income Fund
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34949

Dear Sirs/Mesdames:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of XS Cargo Income Fund's (the "Company"):

1. Interim Financial Statements for the quarter ended March 31, 2007;
2. Management's Discussion of Financial Condition and Results of Operations for the quarter ended March 31, 2007;
3. Certification of Interim Filings signed by the CEO;
4. Certification of Interim Filings signed by the CFO;
5. Earnings and distribution press release dated May 9, 2007;
6. Conference call and webcast press release dated May 2, 2007; and,
7. Distributions press release dated April 19, 2007.

As required pursuant to Rule 12g3-2(b), the Company's exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

15423 - 131 Avenue, Edmonton, AB T5V 0A4
Ph: 780-413-4296 Fax: 780-413-4297



Please contact the undersigned if you have any questions about the contents of this letter.

Yours truly,

Wade Grabeldinger, CA
Corporate Governance and Reporting Manager
XS Cargo GP Inc.
Administrator for XS Cargo Income Fund

Enclosures

File No: 82-34949

XS Cargo Income Fund
Interim Consolidated Financial Statements
Unaudited

March 31, 2007

XS Cargo Income Fund
Consolidated Balance Sheets

	March 31, 2007 (unaudited)	December 31, 2006
	$	$
Assets		
Current		
Cash and cash equivalents	-	1,017,824
Rebate and other receivables	173,470	439,384
Inventory	25,158,913	22,288,806
Deposits on inventory	3,900,461	6,604,788
Prepaid expenses and deposits	691,641	828,775
	29,924,485	**31,179,577**
Deferred charges	**330,835**	**331,799**
Property and equipment	**4,510,516**	**4,332,028**
Intangible assets	**6,420,000**	**6,718,000**
Goodwill	**101,788,426**	**101,788,426**
	142,974,262	**144,349,830**
Liabilities		
Current		
Bank indebtedness	4,647,293	-
Accounts payable and accrued liabilities	6,283,881	10,597,933
Deferred revenue	1,615,797	1,528,327
Distributions payable to unitholders *(Note 5)*	572,438	629,681
Distributions payable to non-controlling interest *(Note 6)*	326,799	1,103,235
Term loan *(Note 4)*	6,250,000	2,500,000
	19,696,208	**16,359,176**
Term Loan *(Note 4)*	**15,000,000**	**15,000,000**
Deferred revenue	**540,626**	**607,513**
Unamortized lease inducements	**366,783**	**317,975**
	35,603,617	**32,284,664**
Non-controlling interest *(Note 6)*	**55,578,212**	**57,493,942**
	91,181,829	**89,778,606**
Unitholders' Equity		
Fund Units *(Note 5)*	**56,131,876**	**56,131,876**
Deficit	**(4,339,437)**	**(1,560,652)**
	51,792,433	**54,571,224**
	142,974,262	**144,349,830**

The accompanying notes are an integral part of these financial statements

XS Cargo Income Fund
Consolidated Statements of Earnings and Comprehensive Income

	Three Months Ended March 31, 2007 (unaudited) $	*Three Months Ended March 31, 2006* (unaudited) $
Sales	**23,657,656**	**20,671,865**
Cost of goods sold	**16,437,941**	**13,069,342**
Gross Margin	**7,219,715**	**7,602,523**
Expenses		
Administrative and operating	**8,039,345**	**5,473,139**
Amortization of property and equipment	**294,978**	**174,857**
Amortization of intangible assets	**298,000**	**298,000**
	8,632,323	**5,945,996**
(Loss) earnings before the undernoted	**(1,412,608)**	**1,656,527**
Other expenses		
Interest on bank indebtedness	**87,429**	**39,765**
Interest on term loan	**342,942**	**222,632**
Foreign exchange loss (gain)	**17,479**	**(25,964)**
	447,850	**236,433**
(Loss) earnings before non-controlling interest	**(1,860,458)**	**1,420,094**
Non-controlling interest *(Note 6)*	**(913,473)**	**696,549**
Net (loss) earnings and comprehensive (loss) income for the period *(Note 3)*	**(946,985)**	**723,545**
Basic and diluted (loss) earnings per unit *(Note 10)*	**(0.16)**	**0.12**

The accompanying notes are an integral part of these financial statements

XS Cargo Income Fund
Consolidated Statements of (Deficit) Retained Earnings

	Three Months Ended March 31, 2007 (unaudited) $	*Three Months Ended March 31, 2006* (unaudited) $
(Deficit) retained earnings, beginning of the period	(1,560,652)	701,871
Net (loss) earnings for the period	(946,985)	723,545
Distributions declared in the period	(1,831,800)	(1,774,556)
Deficit, end of the period	(4,339,437)	(349,140)

The accompanying notes are an integral part of these financial statements

XS Cargo Income Fund
Consolidated Statements of Cash Flows

	Three Months Ended March 31, 2007 (unaudited) $	*Three Months Ended March 31 2006,* (unaudited) $
Cash provided by (used for) the following activities		
Operating Activities		
Net loss for the period	(946,985)	723,545
Items not affecting cash:		
Non-controlling interest	(913,473)	696,549
Amortization of property and equipment	294,978	174,857
Amortization of intangible assets	298,000	298,000
Unit based compensation *(Note 8)*	43,500	30,000
Deferred charges, net of costs recognized	964	(66,267)
Deferred revenue, net of revenue recognized	20,584	370,877
Lease inducements received, net of amortization of lease inducements	48,808	(14,924)
	(1,153,624)	2,212,637
Net change in non-cash working capital	(4,076,788)	(11,597,566)
	(5,230,412)	(9,384,929)
Financing Activities		
Proceeds from bank indebtedness	4,647,293	6,043,348
Proceeds from term loan	3,750,000	-
Distributions paid on Fund Units	(1,889,046)	(1,717,312)
Distributions paid to non-controlling interest	(1,822,193)	(1,653,239)
	4,686,054	2,672,797
Investing Activities		
Purchases of property and equipment	(473,466)	(730,364)
Decrease in cash and cash equivalents	(1,017,824)	(7,442,496)
Cash and cash equivalents, beginning of period	1,017,824	7,442,496
Cash and cash equivalents, end of period	-	-
Supplementary cash flow information		
Interest paid	430,371	262,397

The accompanying notes are an integral part of these financial statements

1. The Fund

XS Cargo Income Fund (the "Fund") is an unincorporated open-ended trust established under the laws of the Province of Alberta pursuant to the Fund Declaration of Trust dated April 6, 2005. The Fund has been created to invest in the broadline closeout retail business, through an indirect acquisition of the controlling interest of XS Cargo Limited Partnership ("XS Cargo LP") and its general partner ("GP") (collectively "XS Cargo"), and such other investments as the trustees may determine. Income tax obligations related to the distributions of the Fund are obligations of the Unitholder.

The Fund commenced business operations on May 17, 2005, when it completed an initial public offering (the "IPO") of 6,106,000 trust units ("Fund Units"), at a price of $10 per unit, for aggregate gross proceeds of $61,060,000. Concurrent with the closing of the IPO, the Fund acquired a 51% indirect interest in XS Cargo LP and XS Cargo LP acquired the net assets (the "Acquired Business") of Famous Brands (Edmonton) Inc. (the "Vendor"). XS Cargo LP operates 38 (December 31, 2006 – 35) closeout retail stores in Alberta, British Columbia, Manitoba, Saskatchewan, Ontario, Newfoundland, Nova Scotia and New Brunswick.

2. Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements. The accounting principles and methods of computation adopted in these financial statements are the same as those for the audited financial statements for the year ended December 31, 2006, except as described in note 3. However, the interim consolidated financial statements do not include all information and footnote disclosures required under Canadian GAAP for annual financial statements. Accordingly, these unaudited consolidated interim financial statements should be read in conjunction with audited financial statements and notes thereto, for the year ended December 31, 2006.

3. Change in accounting policies

Effective January 1, 2007, the Fund adopted Canadian Institute of Chartered Accountants ("CICA") Handbook sections 1530 – Comprehensive Income, 3855 – Financial Instruments – Recognition and Measurement, and 3865 – Hedges.

As the Fund has no items of other comprehensive income, net loss for the period is equivalent to comprehensive loss.

4. Credit facilities

Term loan

Term loan consists of a committed non-revolving term loan facility. The maximum available on the term loan facility is $25,000,000, of which $21,250,000 was outstanding at March 31, 2007 (December 31, 2006 - $17,500,000). The term loan is collateralized by a first charge on all present and after acquired personal property and an assignment of inventory. Interest on the term facility is charged at the lender's Canadian prime rate or U.S. base rate plus 0.25% to 0.75% or the bankers' acceptance rate plus 1.75% to 2.25%, depending on the Fund's senior debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") ratio. The credit agreement includes limits on incurring additional indebtedness or granting encumbrances without the consent of the lender and is subject to the maintenance of senior debt to EBITDA, current assets to current liabilities and fixed charge coverage ratios and minimum equity.

During the three months ended March 31, 2007, interest was charged at a rate of prime plus 0.25% and totaled $342,942 (March 31, 2006 - $222,632). As at March 31, 2007, prime rate was 6.0% (December 31, 2006 – 6.0%). The principal balance of the term loan is due on May 16, 2008. The credit agreement requires the principal to be to be reduced to $15,000,000 by September 30, 2007, resulting in $6,250,000 classified as a current liability at March 31, 2007.

Operating loan

The Fund has available under its credit facilities a $12,500,000 ($20,000,000 available from August to December) demand revolving loan. Under the terms of the credit agreement, the operating loan is collateralized along with the term loan as described above. Interest on the operating loan will vary between the lender's prime rate and the lender's prime rate plus 0.50% depending on the Fund's ratio of senior debt to EBITDA. During the three months ended March 31, 2007, the Fund paid interest of $87,429 (March 31, 2006 - $39,765) on amounts drawn on the operating loan at a rate of prime. As at March 31, 2007 $4,647,293 (December 31, 2006 - $Nil) was outstanding under the operating loan.

Financial covenants

Both the Term Loan and Operating Loan ("Loans") require the Fund to maintain certain financial covenants, including a maximum senior debt to EBITDA ratio of 2.5:1.0, a minimum current ratio of 1.5:1.0 and a minimum fixed charge coverage ratio of 0.85:1.0. Additionally, the covenants limit the Fund's ability to undertake mergers, acquisitions, new indebtedness, declare distributions in excess of distributable cash and other changes in the business without approval of the lender. At March 31, 2007, the Fund was in compliance with all covenants.

5. Unitholders' Equity

Fund Units

The following units are issued and outstanding:

	Number of Units #	Issue Costs $	Net Capital Contributions $
Fund Units Issued, March 31, 2007 and December 31, 2006	6,106,000	4,928,124	56,131,876

An unlimited number of Fund Units may be created and issued pursuant to the Declaration of Trust. Each Fund Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund, whether of net income, net realized capital gains or other amounts and in the net assets of the Fund in the event of a termination or winding up of the Fund. All Fund Units have equal voting rights and privileges. There were no changes in the number or amount of Fund Units issued during the period.

Distributions to Unitholders

The Fund's policy is to distribute annually to unitholders available cash from operations after cash required for capital expenditures, working capital reserve and other reserves considered advisable by the trustees of the Fund. The policy allows the Fund to make stable monthly distributions to its unitholders based on its estimate of distributable cash for the year. Distributions totaling $0.30 per Fund Unit ($1,831,800) were declared by the Fund during the three months period ended March 31, 2007. The distribution declared for the month of March 2007 in the amount of $0.09375 per Fund Unit ($572,438) was included in distributions payable to unitholders at March 31, 2007 and was paid on April 15, 2007.

6. Non-controlling interest

	XS Cargo LP Exchangeable LP Units #	*XS Cargo LP Subordinated LP Units* #	*Total* #
Balance – March 31, 2007 and December 31, 2006	3,485,858	2,404,058	5,889,916
	$	*$*	*$*
Exchangeable and Subordinated Units	33,967,936	23,426,336	57,394,272
Net accrued contingent unit based compensation award (Note 8)			99,670
Balance – December 31, 2006	33,967,936	23,426,336	57,493,942
Non-controlling interest – earnings	(540,625)	(372,848)	(913,473)
Distributions declared	(1,045,757)	-	(1,045,757)
	32,381,554	23,053,488	55,534,712
Net accrued contingent unit based compensation award (Note 8)			43,500
			55,578,212

XS Cargo LP Exchangeable LP Units ("Exchangeable LP Units")

The Exchangeable LP Units issued by XS Cargo LP have economic and voting rights equivalent to the Fund Units (note 5), except in connection with the exchangeability terms as described below. They are exchangeable directly or indirectly, on a one-for-one basis for Fund Units at the option of the holder, under the terms of the Exchange Agreement. The Exchangeable LP Units are not required to be exchanged for Fund Units before transferring to third parties. As a result, they have been presented as non-controlling interest, in accordance with the CICA Emerging Issues Committee Abstract #151.

Each Exchangeable LP Unit entitles the holder to receive distributions from XS Cargo LP pro rata with distributions made by XS Cargo LP on Fund Units.

XS Cargo LP Subordinated LP Units ("Subordinated LP Units")

The Subordinated LP Units have economic and voting rights equivalent to the Fund Units (note 5), except in connection with the subordination terms as described below. As a result, they have been treated as non-controlling interest, in accordance with the CICA Emerging Issues Committee Abstract #151.

Distributions are to be made monthly on the Fund Units (note 5) and Exchangeable LP Units to the extent cash is available to make cash distributions. Distributions on the Subordinated LP Units are subordinated and are made quarterly in an amount equal to the amount distributed on Fund Units and Exchangeable LP Units to the extent cash is available to make such distributions.

The Subordinated LP Units will be automatically exchanged for Exchangeable LP Units on a one-for-one basis and the subordination provisions will apply until the end of any fiscal year ending on or after December 31, 2006 if, for that fiscal year the Fund has earned EBITDA (earnings before interest, taxes, depreciation and amortization) of at least $14.432 million and the Fund has paid distributions of at least $1.125 per Fund Unit for such fiscal year. For the year ended December 31, 2006, the criteria were not met for the automatic exchange to occur.

Fund Special Voting Units

	Number #	Amount $
Issued and outstanding – March 31, 2007 and December 31, 2006	5,889,916	-

Fund Special Voting Units are non-participating and are used solely for providing voting rights to persons holding Exchangeable LP Units and Subordinated LP Units. Fund Special Voting Units are not transferable separately from Exchangeable LP Units and Subordinated LP Units to which they relate. The Fund Special Voting Units are not entitled to any beneficial interest in any distribution from the Fund or in the net assets of the Fund in the event of a termination or winding up of the Fund. Each Fund Unit and Fund Special Voting Unit entitles the holder thereof to one vote at all meetings of the Unitholders.

If the Exchangeable LP Units or the Subordinated LP Units are purchased in accordance with the Exchange Agreement, a like number of Fund Special Voting Units will be redeemed by the Fund for a nominal amount.

Distributions to non-controlling interest

The Fund's policy is to distribute annually to holders of Fund Units, Exchangeable LP Units and Subordinated LP Units available cash from operations after cash required for capital expenditures, working capital reserve and other reserves considered advisable by the trustees of the Fund. The policy allows the Fund to make stable monthly distributions to holders of Exchangeable LP Units and quarterly distributions to holders of Subordinated LP Units based on its estimate of distributable cash for the year. Distributions totaling $0.30 per Exchangeable LP Unit ($1,045,757) and $Nil per Subordinated LP Unit were declared by the Fund during the three months ended March 31, 2007. Distributions declared on Exchangeable LP Units for the month of March 2007 in the amount of $0.09375 per unit ($326,799) were included in distributions payable to non-controlling interest and were paid on April 15, 2007. Distributions on the Subordinated LP Units have been suspended.

7. Long-term incentive plan

The Fund has adopted a long-term incentive plan (the "Plan") to provide key senior management, officers and directors of the Fund with compensation opportunities that will enhance the ability of the Fund to attract, retain and motivate key personnel and reward these key employees for significant performance and associated per unit cash flow growth. Fund bonuses, in the form of the Units of the Fund, will be provided to eligible employees on an annual basis where the distributable cash of the Fund exceeds certain specified threshold amounts. The Plan is managed through a separate trust, which is considered a variable interest entity. As the Fund is the primary beneficiary, the Fund consolidates the Plan in its financial statements.

If the distributable cash flow per unit exceeds the base distribution, a percentage of the distributable cash (the participation rate) is contributed by the Fund into a separate trust. The funds in the trust are used to purchase units of the Fund in the open market, to be provided to eligible employees as bonus compensation. Threshold amounts and participation rates are as follows:

Excess percentage	Participation rate
5% or less	Nil
Greater than 5% and up to 10%	10% of any excess over 5%
Greater than 10% and up to 20%	10% of any excess over 5%, plus 20% of any excess over 10%
Greater than 20%	10% of any excess over 5%, plus 20% of any excess over 10%, plus 25% of any excess over 20%

The Fund records annual awards under the Plan as compensation expense over the vesting period. For the year ended December 31, 2006, the distributable cash per unit of the Fund exceeded the threshold amount. As a result, the Fund will transfer $22,898 to the LTIP trust in the second quarter of 2007. As no grant date has occurred in respect of this award, no compensation expense was recorded under the Plan for the three month period ended March 31, 2007.

8. Unit-based compensation

Under the terms of the Acquisition Agreement between the Vendor and the Fund, the Fund assumed certain obligations under an employment agreement with the Chief Financial Officer. Under the employment agreement, the Fund may issue a maximum of 6,944 of XS Cargo Exchangeable LP Units and 4,789 Subordinated LP Units per year based on performance until 2009. If awarded, the units are issued on the anniversary date of the IPO, May 17, 2005. The Fund accrues a contingent award throughout the year, based on the estimated fair value of the units at the grant date. The estimated value is included in administrative and operating expenses and increases non-controlling interest on the balance sheet. For the three months ended March 31, 2007, the Fund has recognized compensation cost of $43,500 (March 31, 2006 - $30,000). The Fund has accrued a contingent award of $143,170 (December 31, 2006 - $99,670), which if granted, will be issued in May 2007.

9. Variable interest entity

The Fund has a vendor supply and volume rebate agreement with Samra Imports Ltd., ("Samra"). Samra imports products from China which it sells to the Fund and other customers. Samra is the Fund's largest supplier accounting for approximately 19% of the Fund's purchases since the commencement of the agreement and the Fund is Samra's largest customer. The purpose of the agreement is to outline the supply terms and to provide the Fund with a rebate based on its significant volume of purchases from Samra. The Fund has determined that Samra is a variable interest entity and that the supply and rebate agreement represents a variable interest in Samra. The Fund has determined, however, that it is not the primary beneficiary under the supply and rebate agreement since the Fund is not entitled to receive a majority of Samra's expected residual returns or absorb a majority of its expected losses. As Samra is a separate legal entity, in which the Fund has now ownership interest, XS Cargo does not have direct access to Samra's assets and Samra's creditors do not have recourse against XS Cargo.

During the three months ended March 31, 2007, the Fund purchased approximately $1,800,000 (March 31, 2006 - $2,500,000) of inventory from Samra. Included in accounts payable, as at March 31, 2007, is a balance of $608,689 (December 31, 2006 - $Nil), owing to Samra related to those purchases. Samra issued the Fund a volume rebate for purchases made from for the three months ended March 31, 2007 in the amount of $80,000, which is included in rebate and other receivables.

10. Basic and diluted earnings per unit

The following table outlines the adjustments to the numerator and denominator to calculate the basic and diluted earning per unit:

	Basic Earnings per Unit	Dilution Adjustments		Diluted Earnings per Unit
March 31, 2007				
Net loss	$(946,985)	$(913,473)	(a)	$(1,860,458)
Average Units outstanding	6,106,000	5,889,916	(b)	11,995,916
Earnings per Unit	(0.16)			(0.16)

	Basic Earnings per Unit	Dilution Adjustments		Diluted Earnings per Unit
March 31, 2006				
Net earnings	$723,545	$696,549	(a)	$1,420,094
Average Units outstanding	6,106,000	5,878,183	(b)	11,984,183
Earnings per Unit	0.12			0.12

(a) Adjustment to add back non-controlling interest if Exchangeable LP Units and Subordinated LP Units are converted to Fund Units

(b) Adjustment to reflect the conversion of Exchangeable LP Units and Subordinated LP Units to Fund Units on a one-for-one basis

11. Seasonal nature of the business

The Fund's results for the period are not necessarily indicative of the results that may be expected for the full year due to seasonal variations in sales levels. The business historically experiences a higher level of sales in the fourth quarter and a lower level of sales in the first quarter due to seasonal shopping patterns. Occupancy-related expenses, certain administrative and operating expenses, amortization, and interest expense remain relatively steady throughout the year.

12. Segmented information

The Fund identifies operating segments based on business activities, management responsibility and geography. The Fund operates within a single operating segment, being the operation of closeout retail stores in Canada. All of the Fund's assets are located in Canada.

13. Subsequent events

Subsequent to March 31, 2007, XS Cargo entered into lease agreements to open new stores in Belleville, Ontario; Peterborough, Ontario and Sarnia, Ontario.

On April 1, 2007, the Fund commenced conversion to a new point of sale and inventory allocation system. The total implementation costs are expected to be $2,500,000, which includes hardware, software and implementation services.

On May 9, 2007, the Fund announced a reduction in the monthly distribution rate to $0.046875 per Fund Unit and Exchangeable LP Unit, beginning with the May 2007 distribution, which is payable on June 15, 2007 to unitholders of record at the close of business on May 31, 2007. On an annualized basis, the reduced distribution rate is $0.5625 per Fund Unit and Exchangeable LP Unit.

File No: 82-34949


XS cargo
NOTHING BUT BARGAINS

XS CARGO INCOME FUND

Management's Discussion of Financial Condition and Results of Operations

For the quarter ended March 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management's discussion and analysis ("MD&A") should be read in conjunction with the interim consolidated financial statements and accompanying notes (the "Financial Statements") of XS Cargo Income Fund (the "Fund") for the three months ended March 31, 2007 and the audited consolidated financial statements and management's discussion and analysis of the Fund for the year ended December 31, 2006. These financial statements, management's discussion and analysis and other documents filed with regulatory authorities can be found on SEDAR at www.sedar.com. Results are reported in Canadian dollars unless otherwise stated and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Certain dollar amounts have been rounded to the nearest thousand dollars, while other amounts have been rounded to the nearest hundred thousand dollars. References to notes are to the notes to the Financial Statements of the Fund unless otherwise stated.

This MD&A is dated May 8, 2007.

OVERVIEW OF THE FUND

Issuance of Fund Units and Acquisition

XS Cargo Income Fund is an unincorporated open-ended trust established under the laws of the Province of Alberta. The Fund invests in the broadline closeout retail business, through an indirect controlling interest in XS Cargo Limited Partnership ("XS Cargo LP") and its general partner ("GP") (collectively "XS Cargo"), and such other investments as the Trustees may determine.

The Fund commenced business operations on May 17, 2005, when it completed an initial public offering (the "IPO") of 6,106,000 trust units ("Fund Units"), at a price of $10 per unit, for aggregate gross proceeds of $61,060,000. Concurrent with the closing of the IPO, the Fund acquired a 51% indirect interest in XS Cargo LP and XS Cargo LP acquired the net assets (the "Acquired Business") of Famous Brands (Edmonton) Inc. (the "Vendor").

The Fund Units trade on the Toronto Stock Exchange under the symbol XSC.UN.

The Business of the Fund

XS Cargo LP operates 38 closeout retail stores in Alberta, British Columbia, Manitoba, Saskatchewan, Ontario, Nova Scotia, Newfoundland and New Brunswick.

Operating Highlights

As anticipated, we continued to experience problems with our inventory allocation system which impacted our financial results in the first quarter of 2007. High stock out levels drove same store sales decreases of 10.9% during the quarter. Efforts to reallocate inventory between stores contributed to increases in freight cost from 6.8% to 9.8% of sales. The increase in freight costs, along with markdowns required to sell-through inventory that was overstocked in certain stores contributed to a reduction in gross margin percentage from 36.8% to 30.5%. The combination of lower same store sales, lower gross margin percentage and higher wage costs resulted in a loss from operations of $0.8 million compared to earnings from operations of $2.2 million for the first quarter of 2006.

Our financial results do not reflect the significant progress that was made during the quarter to address our operational challenges. We entered into agreements with JDA® Software Group, Inc. ("JDA") for the purchase of a new point-of-sale and inventory management system and with Retail Process Engineering ("RPE") for consulting and implementation services. The new system implementation commenced April 1, 2007 with targeted completion by the end of the third quarter. The total implementation costs are estimated at $2.5 million for software, hardware and implementation services. We are confident that the new system will not only allow us to effectively address our inventory allocation problems, but will contribute to reduction in freight costs and improved labour efficiencies in our stores, distribution centres and head office.

While we focus on our system implementation and operational improvements, we continue to successfully execute our store expansion plan. During the quarter, we opened our 36th and 37th stores in Moncton, New Brunswick and Kamloops, British Columbia, respectively. We opened our 38th store in Belleville, Ontario in May and leases have been signed for Peterborough and Sarnia, Ontario. Sarnia is scheduled to open in the second quarter and Peterborough is set to open in the third quarter.

SELECTED FINANCIAL INFORMATION AND RESULTS FROM OPERATIONS

First Quarter Operating Results

The following table shows the unaudited results of the Fund for the quarter ended March 31, 2007 compared to the quarter ended March 31, 2006. The results of operations for these periods are not necessarily indicative of the results of operations to be expected in any given period.

First Quarter Operating Results (unaudited)	**Jan. 1 to Mar. 31, 2007**	**Jan. 1 to Mar. 31, 2006**	**Change Q1 2007 from 2006**
Sales	23,657,656	20,671,865	2,985,791
Cost of Goods Sold	16,437,941	13,069,342	3,368,599
Gross Margin	7,219,715	7,602,523	(382,208)
	30.5%	36.8%	
Administrative and Operating Expenses*	7,995,845	5,443,139	2,552,706
Earnings (Loss) from Operations, as defined*	(776,130)	2,159,384	(2,935,514)

* Earnings (loss) from operations have been calculated as described under "Non-GAAP Measures". For purposes of this table, administrative and operating expenses exclude the expenses outlined in the calculation of Earnings (Loss) from Operations as described under "Non-GAAP Measures".

Sales

The following table compares sales for the quarter ended March 31, 2007 to the quarter ended March 31, 2006 for new and same stores:

	Sales				Number of Stores as of March 31	
	2007	2006	Change	% change	2007	2006
Same stores	16,099,691	18,064,404	(1,964,713)	(10.9%)	23	23
New stores	7,557,965	2,607,861	4,950,504	189.9%	14	5
Total	23,657,656	20,671,865	2,985,791	14.4%	37	28

First quarter sales increased by $3.0 million, from $20.7 million to $23.7 million, an increase of 14.4%. New stores, defined as stores that have not been open for a full 12 months in the current and prior period, contributed an additional $5.0 million in sales. The offsetting $2.0 million decrease represents a 10.9% decrease in same store sales. We anticipated the decrease in same store sales, as a result of problems with the allocation of inventory between stores that resulted in higher than normal stock-outs. Implementation problems with an upgrade to our existing point-of-sale and inventory management software during the third quarter of 2006 continue to cause the sub-optimal allocation of inventory between stores.

The following table outlines the number of stores and percentage of store sales by geographical region:

	March 31, 2007		March 31, 2006	
	Number of stores, end of quarter	Percentage of sales during the quarter	Number of stores, end of quarter	Percentage of sales during the quarter
Region				
Ontario	15	41.8%	13	47.2%
Alberta	8	22.8%	7	26.7%
Saskatchewan and Manitoba	3	8.5%	3	9.7%
British Columbia	8	19.8%	5	16.4%
Atlantic Canada	3	7.1%	-	0.0%
Total	37	100.0%	28	100.0%

Product Replacement Plan Sales

Sales of two-year product replacement extended warranty plans continue to be strong. During the eighteen months since implementation, $3.6 million of Product Replacement Plans ("PRPs") were sold, with $1.5 million recognized as revenue since inception, approximately $0.4 million of which was recognized during the first quarter of 2007. Revenue from PRP sales is deferred and recognized on a straight-line basis over the two-year terms of the PRPs.

Cost of Goods Sold and Gross Margin

Cost of goods sold for the quarter increased by $3.4 million from $13.1 million to $16.5 million, an increase of 25.8%, primarily as a result of new store openings.

Gross margin for the quarter decreased by $0.4 million, from $7.6 million to $7.2 million, a decrease of 5.0%. Efforts to reallocate inventory between stores contributed to increase in freight costs from 6.8% to 9.8% of sales. The increase in freight costs, along with markdowns required to sell-through inventory that was overstocked in certain stores contributed to a reduction in gross margin percentage from 36.8% to 30.5%. The implementation of our new inventory management system by the third quarter will alleviate most of the freight inefficiencies we are currently experiencing. In the meantime, we are working with our third party logistics provider to reduce our freight costs on our inbound shipments.

Combined Administrative and Operating Expenses

For the quarter, administrative and operating expenses increased by approximately $2.5 million from $5.5 million to $8.0 million. This increase is primarily the result of increases in rent ($0.5 million increase), wages ($1.1 million increase) and advertising ($0.4 million increase). The increases in rent and advertising were primarily the result of new store openings. The increase in wages was the result of new stores openings as well as significant wage rate increases, primarily in Alberta. The components of the wage increases are summarized in the chart below (in $millions):

	New Stores	Alberta	Other Markets	Total
Wages	0.6	0.4	0.1	1.1
% increase from prior year	100%	43%	16%	51%

(Note: three new stores opened in Alberta are considered part of "New Stores" for the above breakdown)

Our average wage rates in Alberta have increased by 15% over the same quarter in 2006, with the remaining increase in wages resulting from the addition of new positions to support our growth, and additional labour hours used in our distribution centres and stores as a result of the inventory allocation problems described above.

Loss from Operations

For the quarter, earnings from operations decreased by $2.9 million, from earnings of $2.1 million to a loss of $0.8 million, a decrease of 135.9%, as a result of the factors discussed previously.

Fund Net Loss

For the three months ended March 31, 2007, the Fund had a net loss of $0.9 million or $0.16 per unit on a basic and diluted basis.

Financial Position

The following are the significant assets, liabilities and equity of the Fund as at the specified dates:

	Mar. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Cash and cash equivalents	-	1,017,824	7,442,496
Inventory	25,158,913	22,288,806	15,752,388
Total current assets	29,924,485	31,179,577	28,388,003
Total assets	142,974,262	144,349,830	140,941,626
Total current liabilities	19,696,208	16,359,176	9,085,481
Term loan	21,250,000	17,500,000	15,000,000
Non-controlling interest	55,578,212	57,493,942	59,527,529
Unitholders' equity	51,792,433	54,571,224	56,833,747

Distributable Cash and Cash Distributions

The Fund's policy is to distribute annually to unitholders available cash from operations after cash required for capital expenditures, working capital reserve and other reserves considered advisable by the Trustees of the Fund. The policy allows the Fund to make stable monthly distributions to its unitholders based on its estimate of distributable cash for the year. The Fund pays cash distributions on or about the 15th of the month to unitholders of record on the last business day of the previous month.

The Fund uses cash provided by operating activities, excluding changes in non-cash working capital, as its basis to calculate distributable cash. The operations of the Fund are seasonal in nature with as much as 40% of annual distributable cash generated in the fourth quarter. The regular build-up and draw down of inventory levels due to seasonal shopping patterns creates significant fluctuations of non-cash working capital from quarter to quarter. Management believes that excluding these changes in non-cash working capital better reflects the cash available for distribution to unitholders.

Deferred revenue and deferred charges relating to PRPs, net of revenue or costs recognized, are adjusted as the revenue and direct costs related to the PRPs are deferred and recognized over the term of the PRPs. The amounts will be included in net earnings as they are recognized.

Lease inducements received, net of amortization of lease inducements is also adjusted as the inducements received from landlords are deferred and recognized over the course of the leases. The amounts will be included in net earnings as they are amortized.

The Fund expects that the first three quarters will have distributions declared in excess of distributable cash earned. As the fourth quarter generates as much as 40% of the annual distributable cash, the prior three quarters' distribution deficit is funded by excess created in the fourth quarter. If on an annual basis, the payout ratio exceeds 100%, the difference is funded by the operating loan.

The following table summarizes the distributions declared from January 1, 2007 to March 31, 2007:

		Fund Units		Exchangeable LP Units and Subordinated LP Units		Total	
Record Date	**Payment Date**	**Declared $**	**Paid $**	**Declared $**	**Paid $**	**Declared $**	**Paid $**
Jan. 31, 2007	Feb. 15, 2007	629,681	629,681	359,479	359,479	989,160	989,160
Feb. 28, 2007	March 15, 2007	629,681	629,681	359,479	359,479	989,160	989,160
March 31, 2007	April 15, 2007	572,438	-	326,799	-	899,237	-
		1,831,800	1,259,362	1,045,757	718,958	2,877,557	1,978,320

Distributions are paid on Fund Units, XS Cargo LP Exchangeable LP Units and XS Cargo LP Subordinated LP Units. As of March 31, 2007 the following number of units were outstanding:

Fund Units (Note 5)	6,106,000
XS Cargo LP Exchangeable LP Units (Note 6)	3,485,858
XS Cargo LP Subordinated LP Units (Note 6)	2,404,058
	11,995,916

During the three months ended March 31, 2007, the Fund approved distributions of an aggregate of $0.30 per Fund Unit to unitholders. It is the Fund's policy to review the monthly distribution amount at least quarterly. For the first two months of the period, the monthly distribution rate was $0.103125 per unit. Effective March 2007, the distribution rate was reduced back to the monthly level at the time of the IPO of $0.09375 per unit (from $0.103125 per unit) for Fund and Exchangeable LP Units. Distributions on Subordinated LP Units were suspended.

The Fund announced a reduction in the monthly distribution rate to $0.046875 per Fund Unit and Exchangeable LP Unit, beginning with the May 2007 distribution, which is payable on June 15, 2007 to unitholders of record at the close of business on May 31, 2007. On an annualized basis, the reduced distribution rate is $0.5625 per Fund Unit and Exchangeable LP Unit.

Distributable Cash per Unit (Fund Units, XS Cargo LP Exchangeable LP Units, XS Cargo LP Subordinated LP Units)

	Jan. 1 to Mar. 31, 2007 (unaudited)	**Since Inception on May 17, 2005** (unaudited)
Cash provided by (used for) operating activities	(5,230,412)	18,478,820
Less: Net change in non-cash working capital	4,076,788	5,948,892
Less: Deferred charges, net of costs recognized	(964)	330,835
Less: Deferred revenue, net of revenue recognized	(20,584)	(2,156,424)
Less: Lease inducements received, net of amortization of lease inducements	(48,808)	(366,783)
Less: Maintenance capital expenditures[1]	(109,365)	(729,614)
Distributable cash[2]	(1,333,345)	21,505,726
Average Units outstanding during the period	11,995,916	11,988,890
Distributable cash per Unit	(0.11)	1.79
Distributions declared	2,877,557	25,895,061
Distributions declared per Unit	0.24	2.16
Ratio of distributions declared to distributable cash (payout ratio)	(316%)	120%

Since inception, the Fund has had distributable cash per unit of $1.79 and has declared distributions of $2.16 per unit. For the first quarter of 2007, the Fund had negative distributable cash per unit of $0.11 and declared distributions of $0.24 per unit. Basic and diluted loss per unit was $0.16 for the first quarter.

During the three months ended March 31, 2007, distributions declared exceeded distributable cash. The monthly cash distributions are based on management's estimate of distributable cash for the year. Since the Fund's business is seasonal in nature, with as much as 40% of the annual distributable cash being generated in the fourth quarter, it is

[1] Maintenance capital expenditures refer to acquisitions of property and equipment to replace or upgrade equipment and information systems at existing stores and distribution centres. See discussion under "Capital Expenditures" below.

[2] See discussion under "Non-GAAP Measures" below.

expected that cash distributions based on annual cash flows will exceed distributable cash during the first three quarters and be less than distributable cash in the fourth quarter.

For the quarter, the Fund declared distributions in excess of distributable cash generated. This is a result of lower than anticipated sales and earnings as discussed earlier in the "Operating Highlights" section. The Fund plans to use credit facilities to finance the shortfall between distributable cash and distributions declared until the fourth quarter of 2007.

EBITDA

Management believes that EBITDA is a useful measure in evaluating the performance of the Fund.

	Jan. 1 to Mar. 31, 2007 (unaudited)	**Since Inception on May 17, 2005** (unaudited)
Net earnings (loss) for the period	(946,985)	9,215,579
Add: non-controlling interest	(913,473)	8,875,927
Add: Interest expense and foreign exchange	447,850	2,285,898
Add: Amortization of property and equipment	294,978	1,531,004
Add: Amortization of intangible assets	298,000	2,235,000
EBITDA[3]	(819,630)	24,143,408

Unitholders' Equity and Non-controlling Interest

The following table outlines the Fund Units and non-controlling interest outstanding as of March 31, 2007.

	Units	**Issue Costs**	**Unitholders' Equity**	**Non-controlling Interest**
	#	$	$	$
Fund Units	6,106,000	4,928,124	51,792,433	-
Special Voting Units	5,889,916	-	-	-
Non-controlling Interest	5,889,916	-	-	55,578,212

On June 30, 2006, 6,944 Exchangeable Units, 4,789 Subordinated Units and 11,733 Special Voting Units were issued to the Chief Financial Officer as described in Note 10 to the December 31, 2006 financial statements.

[3] EBITDA refers to earnings before interest, taxes, depreciation and amortization. See discussion under "Non-GAAP Measures" below.

LIQUIDITY AND CAPITAL RESOURCES

Distributable Cash and Cash Distributions

The Fund's policy is to make stable monthly distributions to its Unitholders based on its estimate of distributable cash for the year. It has a policy to pay cash distributions on or about the 15th of each month to Unitholders of record on the last business day of the previous month.

During the three months ended March 31, 2007, the Fund declared distributions of $0.30 per Fund Unit respectively to Unitholders, or $1,831,800 in total.

Credit Facilities

The Fund has established credit facilities with a Canadian chartered bank. These credit facilities consist of a $12.5 million demand revolving operating loan (which is increased to $20.0 million between the months of August and December, to facilitate the build up of inventories for the fourth quarter holiday shopping season) and a committed non-revolving term loan to a maximum amount of $25.0 million. Interest on the term loan is charged at the lender's Canadian prime rate or U.S. base rate plus 0.25% to 0.75% or the bankers' acceptance rate plus 1.75% to 2.25%, depending on the Fund's senior debt to EBITDA ratio. Interest on the operating loan will vary between the lender's prime rate and the lender's prime rate plus 0.50% depending on the Fund's ratio of senior debt to EBITDA. As of March 31, 2007, $21.25 million was outstanding on the term loan and $4.65 million was outstanding on the operating loan. Under the terms of the credit facilities, the term loan is required to be reduced to $15 million by September 30, 2007.

Debt Covenants

Both the Term Loan and Operating Loan require the Fund to maintain certain financial covenants, including a maximum senior debt to EBITDA ratio of 2.5:1.0, a minimum current ratio of 1.5:1.0 and a minimum fixed charge coverage ratio of 0.85:1.0. Additionally, the covenants limit the Fund's ability to undertake mergers, acquisitions, new indebtedness, declare distributions in excess of distributable cash and other changes in the business without approval of the Lender. As of March 31, 2007, the Fund was not in violation of any covenants.

Capital Expenditures

During the quarter, the Fund acquired $473,466 of property and equipment which was financed using the term loan. Of this, $364,101 related to new store openings, distribution infrastructure and head office capacity and the remaining $109,365 related to capital expenditures at existing stores and warehouses ("maintenance capital expenditures").

Belleville, Ontario opened in May and leases have been finalized for Peterborough, Ontario and Sarnia, Ontario. Sarnia store is scheduled to open in the second quarter of 2007 and the Peterborough store is scheduled to open in the third quarter of 2007. As discussed above, the Fund has credit facilities available to finance these and other growth related capital expenditures planned for the remainder of 2007.

Interest Rate Risk and Sensitivity

The Fund's long-term debt bears interest with floating rates based on the bank's prime rate, thus exposing the Fund to interest rate fluctuations. A 1.0% increase in interest rates would have an impact of $212,500 annually ($53,125 during the quarter) on distributable cash based on $21.25 million of debt outstanding at March 31, 2007.

Contractual Obligations

The table below sets forth the contractual obligations of the Fund as of March 31, 2007, due in the years indicated which relate to various premises operating leases and the $21.25 million outstanding on the term loan, with $6.25 million due on September 30, 2007 and the remainder that matures on May 16, 2008.

(unaudited)	**Total**	**2007**	**2008**	**2009**	**2010**	**2011**	**2012 and thereafter**
Operating Leases	26,565,130	3,570,533	4,851,891	4,433,221	3,490,656	2,753,120	7,465,709
Term loan	21,250,000	6,250,000	15,000,000	-	-	-	-
Total	47,815,130	9,820,533	19,851,891	4,433,221	3,490,656	2,753,120	7,465,709

Summary of Quarterly Results (unaudited)

	2007	2006				2005		
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	May 17 to June 30, 2005
Sales	23,657,656	42,339,077	25,960,077	27,822,876	20,671,865	36,436,104	20,775,101	11,755,952
Net (loss) earnings	(946,985)	1,745,044	1,108,744	1,601,832	723,545	3,062,775	1,173,328	747,296
Basic and diluted (loss) earnings per unit	(0.16)	0.29	0.18	0.26	0.12	0.50	0.19	0.12

Due to seasonal shopping trends, the fourth quarter is typically the strongest quarter for XS Cargo and the first quarter is weakest.

Off-Balance Sheet Arrangements

The Fund has not entered into any off-balance sheet arrangements.

Critical Accounting Estimates

Goodwill

Goodwill is not amortized, but is tested for impairment annually or more frequently if circumstances indicate a potential impairment. Goodwill is tested for impairment by comparing the estimated fair value of the reporting unit to its carrying value. If the carrying value of the reporting unit exceeds its fair value, the fair value is allocated to the assets and liabilities of the reporting unit and the resulting difference between the carrying value and fair value of goodwill is recorded as an impairment loss and recorded in earnings of the current period.

Inventory Valuation

Inventory is valued at the lower of cost and estimated net realizable value. Inventory cost includes freight charges, which are allocated to inventory based on a percentage of freight paid during a period compared to the total purchases made during the period. In addition, accrued supplier rebates are allocated between cost of goods sold and a reduction of inventory based on the estimated proportion related to goods remaining in inventory at the end of a period. Management believes that the estimates, assumptions and allocation methods are reasonable in the circumstances. It is possible that materially different results would be reported using different assumptions or allocation methods.

Changes in Accounting Policies Including Initial Adoptions

Management is not aware of any recent accounting pronouncements or developments that will affect the Fund's financial statements other than as noted below. Management will continue to monitor and assess the impact of accounting pronouncements on the financial statements of the Fund as they become available.

Accounting policy changes - Financial instruments

The CICA has issued three new accounting standards:

- Section 3855, *Financial Instruments – Recognition and Measurement*, effective for fiscal years beginning on or after October 1, 2006. This section describes the standards for recognizing and measuring financial instruments in the balance sheet and the standards for reporting gains and losses in the financial statements. Financial assets available for sale, assets and liabilities held for trading and derivative financial instruments, whether part of a hedging relationship or not, have to be measured at fair value. The impact of the adoption of this new section on the consolidated financial statements was not material.

- Section 1530, *Comprehensive Income*, effective for fiscal years beginning on or after October 1, 2006. It describes reporting and disclosure recommendations with respect to comprehensive income and its components. Comprehensive income is the change in Unitholders' equity, which results from transactions other than those resulting from investments by Unitholders and distributions to Unitholders. These transactions and events include unrealized gains and losses resulting from changes in fair value of certain financial instruments. As the Fund has no items of other comprehensive income, net loss for the period is equivalent to comprehensive loss.

- Section 3865, *Hedges*, effective for fiscal years beginning on or after October 1, 2006. This Section describes when and how hedge accounting can be applied as well as the disclosure requirements. Hedge accounting enables the recording of gains, losses, revenues and expenses from the derivative financial instruments in the same period as for those related to the hedged item. The impact of the adoption of this new section on the consolidated financial statements was not material as the Fund does not use hedge accounting.

These standards are effective for the Fund as of January 1, 2007 and have been adopted on a retroactive basis without restatement.

Transactions with Related Parties

During the three month period ended March 31, 2007, there were no related party transactions.

Outlook

Depressed sales, higher freight expenses, and labour inefficiencies are expected to continue until our new point of sale and inventory management system is fully functioning. We believe that the new system will not only alleviate the inefficiencies we are currently experiencing, but provide opportunities for further operational enhancements in our stores and distribution centres. In spite of the problems encountered with same store sales, overall sales growth will continue in 2007 as we execute our store expansion plan. Subsequent to quarter end, we opened our 38th store in Belleville, Ontario and leases have been signed for stores in Sarnia and Peterborough, Ontario.

Additional Information

Additional information relating to the Fund, including the Fund's AIF, is available on SEDAR (www.sedar.com) and on the Fund's website at www.xscargo.com.

Non-GAAP Measures

References to "EBITDA" are to earnings before interest, income taxes, depreciation and amortization and references to "distributable cash" are to cash available for distribution to Unitholders in accordance with the distribution policies of the Fund. Management believes that, in addition to income or loss, EBITDA is a useful supplemental measure of performance and cash available for distribution before debt service, changes in working capital, capital expenditures and income taxes. Distributable cash of the Fund is a measure generally used by open-ended trusts as an indicator of financial performance. As one of the factors that may be considered relevant by prospective investors is the cash distributed by the Fund relative to the price of the Units, management believes that distributable cash of the Fund is a useful supplemental measure that may assist prospective investors in assessing an investment in the Fund.

Earnings (loss) from operations disclosure under "First Quarter Operating Results" has been calculated as described below. Earnings from operations have been derived by adding interest expense, amortization of property and equipment and intangible assets, unit-based compensation and non-controlling interest to net earnings for the period.

EBITDA, distributable cash and earnings (loss) from operations are not earnings measures recognized by GAAP and do not have standardized meanings prescribed by GAAP. Investors are cautioned that EBITDA, distributable cash and earnings (loss) from operations should not replace net income or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's methods of calculating EBITDA, distributable cash and earnings (loss) from operations may differ from the methods used by other issuers and may not be comparable to similar measures presented by other issuers.

DISCLOSURE CONTROLS AND PROCEDURES

The Fund's disclosure controls and procedures (as defined under Multilateral Instrument 52-109 ("MI 52-109") of the Canadian Securities Administrators) have been designed to provide reasonable assurance that material information relating to the Fund, including its consolidated subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of the GP, the administrator of the Fund and the general partner of XS Cargo LP, by others within those entities, particularly during the period in which the annual filings are being prepared.

Management of the Fund has evaluated the effectiveness of the Fund's disclosure controls and procedures as of March 31, 2007, and has concluded that the design and effectiveness of these controls and procedures provides reasonable assurance that material information relating to the Fund, including its consolidated subsidiaries, will be made known to management on a timely basis to ensure adequate disclosure.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management of the Fund is responsible for designing internal controls over financial reporting for the Fund as defined under MI 52-109. Management has designed such internal controls over financial reporting, or caused them to be designed under its supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with GAAP. There have been no changes in the Fund's internal controls over financial reporting that occurred during the three month period ended March 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Fund's internal controls over financial reporting.

RISK FACTORS

The Fund's results of operations, business prospects, financial condition, cash distributions to unitholders and the trading price of the Fund's units are subject to a number of risks. These risk factors include: the ability to maintain profitability and manage growth; the ability to expand through new store openings; the ability to source products in adequate quantities and on acceptable terms; changes in trends and consumer tastes; economic conditions and consumer spending; the success of the Fund's marketing efforts and increased marketing expenditures; competition; reliance on centralized distribution centres; freight costs; ability to maintain comparable store sales; seasonality and fluctuations in quarterly results; reliance on management information systems; increase in the cost of, or disruption in the flow of, imported products; successful management of exposure to merchandise returns; foreign exchange fluctuations; costs and availability of insurance coverage; protection of intellectual property; reliance on key personnel; labour matters, including increased labour costs and labour shortages; absence of history as a public company; dependence on external funding sources; environmental regulation; uncertainties arising from world events; property taxes; the Fund's dependence on its operating subsidiaries; the unpredictability and volatility of the market price of the Fund Units; the nature of the Fund Units; the lack of certainty regarding cash distribution levels; cash on cash yield; the structural subordination of the Fund Units; leverage and restrictive covenants; restrictions on potential growth; changes in income tax legislation and other tax related risks; future sales of Fund Units from treasury; future sales of Fund Units by insiders; the rights of the Vendor in relation to XS Cargo LP; conflicts of interest; unitholder limited liability; the distribution of securities on redemption or termination of the Fund; and the restrictions on certain unitholders and the liquidity of Fund Units. For a discussion of these risks and other risks associated with an investment in Fund Units, see "Risk Factors" detailed in the Fund's Annual Information Form available at www.sedar.com.

Tax Fairness Plan

On October 31, 2006 the Federal Minister of Finance proposed to apply a tax at the trust level on distributions of certain income from publicly traded mutual fund trusts at rates of tax comparable to the combined federal and provincial corporate tax and to treat such distributions as dividends to the unitholders (the "Tax Fairness Plan"). On December 21, 2006 the Federal Minister of Finance released draft legislation to implement the Tax Fairness Plan pursuant to which, commencing January 1, 2011 (provided the Fund only experiences "normal growth" and no "undue expansion" before then) certain distributions from the Fund which would have otherwise been taxed as ordinary income generally will be characterized as dividends in addition to being subject to tax at corporate rates at the Fund level. On March 27, 2007, a Notice of Ways and Means Motion was tabled to enact the Tax Fairness Plan. Assuming the Tax Fairness Plan is ultimately enacted in its present form, the implementation of such legislation would be expected to result in adverse tax consequences to the Fund and certain unitholders (including most particularly unitholders that are tax deferred or non-residents of Canada) and may affect cash distributions from the Fund.

The Tax Fairness Plan provides that, while there is no intention to prevent "normal growth" during the transitional period, any "undue expansion" could result in the transition period being "revisited", presumably with the loss of the benefit to the Fund of that transitional period. As a result, the adverse tax consequences resulting from the Tax Fairness Plan could be realized sooner than January 1, 2011. On December 15, 2006, the Department of Finance issued guidelines with respect to what is meant by "normal growth" in this context. Specifically, the Department of Finance stated that "normal growth" would include equity growth within certain "safe harbour" limits, measured by reference to a specified investment flow-through trust or partnership's ("SIFT") market capitalization as of the end of trading on October 31, 2006 (which would include only the market value of the SIFT's issued and outstanding publicly-traded trust units, and not any convertible debt, options or other interests convertible into or exchangeable for trust units). These guidelines have been incorporated into the March 27, 2007 Notice of Ways and Means Motion discussed above. Those safe harbour limits are the greater of $50 million or 40% of the market capitalization benchmark for the period from November 1, 2006 to December 31, 2007, and 20% each for calendar 2008, 2009 and 2010. Moreover, these limits are cumulative (other than the $50 million annual limit), so that any unused limit for a period carries over into the subsequent period. Additional details of the Department of Finance's guidelines include the following:

(a) new equity for these purposes includes units and debt that is convertible into units (and may include other substitutes for equity if attempts are made to develop those);

(b) replacing debt that was outstanding as of October 31, 2006 with new equity, whether by a conversion into trust units of convertible debentures or otherwise, will not be considered growth for these purposes and will therefore not affect the safe harbour; and

(c) the exchange, for trust units, of exchangeable partnership units or exchangeable shares that were outstanding on October 31, 2006 will not be considered growth for these purposes and will therefore not affect the safe harbour where the issuance of the trust units is made in satisfaction of the exercise of the exchange right by a person other than the SIFT.

The Fund's market capitalization as of the close of trading on October 31, 2006, having regard only to its issued and outstanding publicly-traded Fund Units, was approximately $86.2 million, which means the Fund's "safe harbour" equity growth amount for the period ending December 31, 2007 is approximately $50 million, and for each of calendar 2008, 2009 and 2010 is an additional approximately $17.2 million (in any case, not including equity, including convertible debentures, issued to replace debt that was outstanding on October 31, 2006, which was approximately $26.5 million).

It is not known at this time when the Tax Fairness Plan will be enacted by Parliament, if at all, or whether the Tax Fairness Plan will be enacted in the form currently proposed or new proposals will be proposed or enacted.

Currently, a trust will not be considered to be a mutual fund trust if it is established or maintained primarily for the benefit of non-residents of Canada unless all or substantially all of its property is property other than "taxable Canadian property" as defined in the Tax Act. The management of the Fund has stated that the Fund has adopted mechanisms to ensure that the Fund is not maintained primarily for the benefit of non-residents of Canada.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements. All statements other than statements of historical fact contained in this MD&A are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, proposed store openings, budgets, litigation, projected costs and plans and objectives of or involving the Fund or XS Cargo LP. You can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in the MD&A. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors".

The information contained in this MD&A, including the information set forth under "Risk Factors", identifies additional factors that could affect the operating results and performance of the Fund and XS Cargo LP.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this MD&A are made as of the date of this MD&A and, except as required by law, the Fund assumes no obligation to update or revise them to reflect new events or circumstances.

File No: 82-34949

Form 52-109F2 - Certification of Interim Filings

I, Michael McKenna, President and CEO of XS Cargo GP Inc., the administrator of XS Cargo Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of XS Cargo Income Fund, (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and,

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated the 8th day of May, 2007

(signed) *"Michael McKenna"*
Michael McKenna
President and Chief Executive Officer
XS Cargo GP Inc.

File No: 82-34949

Form 52-109F2 - Certification of Interim Filings

I, Jeff Rootman, Vice-President, Finance and CFO of XS Cargo GP Inc., the administrator of XS Cargo Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of XS Cargo Income Fund, (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and,

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated the 8th day of May, 2007

(signed) *"Jeff Rootman"*
Jeff Rootman
Vice-President, Finance and Chief Financial Officer
XS Cargo GP Inc.

File No: 82-34949


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NOTHING BUT BARGAINS

XS Cargo Income Fund
TSX: XSC.UN

MAY 9, 2007 - 08:00 ET

XS Cargo Income Fund Reports 2007 First Quarter Results and Announces a 50% Reduction in Cash Distributions

EDMONTON, ALBERTA--(CCNMatthews - May 9, 2007) - XS Cargo Income Fund (TSX:XSC.UN) (the "Fund") today announced its results for the 2007 first quarter. The Fund's consolidated interim financial statements and Management's Discussion and Analysis ("MD&A") can be found on XS Cargo's website at www.xscargo.com and on SEDAR at www.sedar.com.

For the 2007 first quarter, the Fund reported sales of $23.7 million; loss before non-controlling interest of $1.9 million or $0.16 per unit outstanding; net loss of $0.9 million or $0.16 per unit and negative EBITDA (1) of $0.8 million. Negative distributable cash (1) was $1.3 million or $0.11 per unit compared to distributions declared of $2.9 million or $0.24 per unit.

Michael McKenna, President and Chief Executive Officer of the Fund stated, Continued difficulties with our inventory allocation systems caused greater than anticipated sales decreases, higher freight costs and labour inefficiencies. Despite the disappointing financial results, significant progress was made during the quarter to address these operational challenges. However, we feel it is prudent to reduce our monthly distributions until we realize the financial benefits of our efforts.

The Fund announced a reduction in the monthly distribution rate to $0.046875 per Trust Unit, beginning with the May 2007 distribution, which is payable on June 15, 2007 to unitholders of record at the close of business on May 31, 2007. On an annualized basis, the reduced distribution rate is $0.5625 per Trust Unit.

Highlights for the first quarter

- First quarter sales of $23.7 million, up 14.4% from the first quarter of 2006.

- First quarter gross margin of $7.2 million, down 5.0% from the first quarter of 2006.

- Gross margin percentage of 30.5% compared to 36.8% for the first quarter of 2006.

- Loss from operations of $0.8 million, compared to earnings from operations of $2.2 million for the first quarter of 2006.

- Same store sales decrease of 10.9% for the first quarter compared to the first quarter of 2006.

- Two new stores opened: Moncton, New Brunswick on February 26 and Kamloops, British Columbia on March 22.

- Continued successful sales of two-year product replacement extended warranty plans ("PRPs"). During the eighteen months since implementation, $3.6 million of PRPs were sold, however only $1.5 million has been recognized as revenue to date and approximately $0.4 million was recognized during the quarter. Revenue from PRP sales is deferred and recognized on a straight-line basis over the two-year terms of the PRPs.

- Negative distributable cash (1) of $0.11 per unit compared to distributions declared of $0.24 per unit. Due to the seasonal nature of our business, over 40% of our annual distributable cash (1) is generated in the fourth quarter. Since the Fund declares equal monthly distributions throughout the year, it is expected that distributable cash (1) will be below distributions declared in the first three quarters.

- We entered into agreements with JDA® Software Group, Inc. for the purchase of a new point-of-sale and inventory management system and with Retail Process Engineering for consulting and implementation services. The new system implementation commenced April 1, 2007 with targeted completion by the end of the third quarter.

- JDA® Software Group, Inc. (NASDAQ:JDAS) is the enduring demand and supply chain partner to the world's leading retailers, manufacturers and suppliers, helping more than 5,500 customers in more than 60 countries realize real demand chain results.

Business of the Fund

The Fund commenced business operations on May 17, 2005, when it completed an initial public offering (the "IPO") of 6,106,000 trust units at a price of $10 per unit, for aggregate gross proceeds of $61,060,000. Concurrent with the closing of the IPO, the Fund acquired a 51% indirect interest in XS Cargo LP and XS Cargo LP acquired the net assets (the "Acquired Business") of Famous Brands (Edmonton) Inc. (the "Vendor"). XS Cargo LP operates 38 closeout retail stores in Alberta, British Columbia, Manitoba, Saskatchewan, Ontario, Newfoundland, Nova Scotia and New Brunswick.

(1) Non-GAAP Measures

References to "EBITDA" are to earnings before interest, income taxes, depreciation and amortization and references to "distributable cash" are to cash available for distribution to Unitholders in accordance with the distribution policies of the Fund. Management believes that, in addition to income or loss, EBITDA is a useful supplemental measure of performance and cash available for distribution before debt service, changes in working capital, capital expenditures and income taxes. Specifically, management believes that EBITDA is the appropriate measure from which to make adjustments to determine the distributable cash of the Fund. Distributable cash of the Fund is a measure generally used by open-ended trusts as an indicator of financial performance. As one of the factors that may be considered relevant by prospective investors is the cash distributed by the Fund relative to the price of the Units, management believes that distributable cash of the Fund is a useful supplemental measure that may assist prospective investors in assessing an investment in the Fund.

Earnings from operations have been derived by adding interest expense, amortization of property and equipment and intangible assets, unit-based compensation and non-controlling interest to net earnings for the period.

Payout ratio refers to the ratio of cash distributions declared to unitholders to distributable cash generated by the Fund.

EBITDA, distributable cash, earnings from operations and payout ratio are not earnings measures recognized by GAAP and do not have standardized meanings prescribed by GAAP. Investors are cautioned that EBITDA, distributable cash and earnings from operations should not replace net income or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's methods of calculating EBITDA, distributable cash, earnings from operations and payout may differ from the methods used by other issuers and may not be comparable to similar measures presented by other issuers.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact contained in this press release are forward-looking statements. You can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in the press release. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors" in the Fund's MD&A.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this press release are made as of the date of this press release and, except as required by law, the Fund assumes no obligation to update or revise them to reflect new events or circumstances.

```
XS Cargo Income Fund
Consolidated Balance Sheets
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```

	March 31, 2007 (unaudited) $	December 31, 2006 $
Assets		
Current		
Cash and cash equivalents	-	1,017,824
Rebate and other receivables	173,470	439,384
Inventory	25,158,913	22,288,806
Deposits on inventory	3,900,461	6,604,788
Prepaid expenses and deposits	691,641	828,775
	29,924,485	31,179,577
Deferred charges	330,835	331,799
Property and equipment	4,510,516	4,332,028
Intangible assets	6,420,000	6,718,000
Goodwill	101,788,426	101,788,426
	142,974,262	144,349,830
Liabilities		
Current		
Bank indebtedness	4,647,293	-
Accounts payable and accrued liabilities	6,283,881	10,597,933
Deferred revenue	1,615,797	1,528,327
Distributions payable to unitholders (Note 5)	572,438	629,681
Distributions payable to non-controlling interest (Note 6)	326,799	1,103,235
Term loan (Note 4)	6,250,000	2,500,000
	19,696,208	16,359,176
Term Loan (Note 4)	15,000,000	15,000,000
Deferred revenue	540,626	607,513
Unamortized lease inducements	366,783	317,975
	35,603,617	32,284,664
Non-controlling interest (Note 6)	55,578,212	57,493,942
	91,181,829	89,778,606
Unitholders' Equity		
Fund Units (Note 5)	56,131,876	56,131,876
Deficit	(4,339,437)	(1,560,652)
	51,792,433	54,571,224
	142,974,262	144,349,830

XS Cargo Income Fund
Consolidated Statements of Earnings and Comprehensive Income

	Three Months	Three Months

	Ended March 31, 2007 (unaudited) $	Ended March 31 2006, (unaudited) $
Sales	23,657,656	20,671,865
Cost of goods sold	16,437,941	13,069,342
Gross Margin	7,219,715	7,602,523
Expenses		
Administrative and operating	8,039,345	5,473,139
Amortization of property and equipment	294,978	174,857
Amortization of intangible assets	298,000	298,000
	8,632,323	5,945,996
(Loss) earnings before the undernoted	(1,412,608)	1,656,527
Other expenses		
Interest on bank indebtedness	87,429	39,765
Interest on term loan	342,942	222,632
Foreign exchange loss (gain)	17,479	(25,964)
	447,850	236,433
(Loss) earnings before non-controlling interest	(1,860,458)	1,420,094
Non-controlling interest (Note 6)	(913,473)	696,549
Net (loss) earnings and comprehensive (loss) income for the period (Note 3)	(946,985)	723,545
Basic and diluted (loss) earnings per unit (Note 10)	(0.16)	0.12

XS Cargo Income Fund
Consolidated Statements of (Deficit) Retained Earnings

	Three Months Ended March 31, 2007 (unaudited) $	Three Months Ended March 31 2006, (unaudited) $
(Deficit) retained earnings, beginning of the period	(1,560,652)	701,871
Net (loss) earnings for the period	(946,985)	723,545
Distributions declared in the period	(1,831,800)	(1,774,556)

Deficit, end of the period	(4,339,437)	(349,140)

XS Cargo Income Fund
Consolidated Statements of Cash Flows

	Three Months Ended March 31, 2007 (unaudited) $	Three Months Ended March 31 2006, (unaudited) $
Cash provided by (used for) the following activities		
Operating Activities		
Net loss for the period	(946,985)	723,545
Items not affecting cash:		
Non-controlling interest	(913,473)	696,549
Amortization of property and equipment	294,978	174,857
Amortization of intangible assets	298,000	298,000
Unit based compensation (Note 8)	43,500	30,000
Deferred charges, net of costs recognized	964	(66,267)
Deferred revenue, net of revenue recognized	20,584	370,877
Lease inducements received, net of amortization of lease inducements	48,808	(14,924)
	(1,153,624)	2,212,637
Net change in non-cash working capital	(4,076,788)	(11,597,566)
	(5,230,412)	(9,384,929)
Financing Activities		
Proceeds from bank indebtedness	4,647,293	6,043,348
Proceeds from term loan	3,750,000	-
Distributions paid on Fund Units	(1,889,046)	(1,717,312)
Distributions paid to non-controlling interest	(1,822,193)	(1,653,239)
	4,686,054	2,672,797
Investing Activities		
Purchases of property and equipment	(473,466)	(730,364)
Decrease in cash and cash equivalents	(1,017,824)	(7,442,496)
Cash and cash equivalents, beginning of period	1,017,824	7,442,496
Cash and cash equivalents, end of period	-	-

Supplementary cash flow information

Interest paid	430,371	262,397

CONTACT INFORMATION

XS Cargo Income Fund
Jeff Rootman
Vice-President, Finance and Chief Financial Officer
(780) 732-2112
Website: www.xscargo.com

INDUSTRY:

Retail - Appliances
Retail - Consumer Electronics
Retail - E-Commerce
Retail - Furniture & Furnishings

File : 82-34949.


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NOTHING BUT BARGAINS

XS Cargo Income Fund
TSX: XSC.UN

MAY 2, 2007 - 12:10 ET

XS Cargo Income Fund First Quarter Results Conference Call and Webcast

EDMONTON, ALBERTA--(CCNMatthews - May 2, 2007) - XS Cargo Income Fund (TSX:XSC.UN) will host a conference call and audio webcast for analysts, investors and media on Wednesday, May 9, 2007 at 1:00 p.m. ET. Michael McKenna, President and Chief Executive Officer and Jeff Rootman, Vice-President, Finance and Chief Financial Officer will discuss the details of the first quarter financial results, which will be released prior to markets opening on May 9, 2007.

To participate in the conference call, please dial (416) 695-5259 in the Toronto area or toll free at 1 (877) 461-2814 at least 10 minutes ahead of time. A replay of the conference call will be available approximately two hours after the event until midnight ET, May 16, 2007. To listen to the audio replay, call (416) 695-5275 in the Toronto area or toll free at 1 (888) 509-0081. Passcode: 644082.

The simultaneous webcast of the event will be available at: http://events.onlinebroadcasting.com/xscargo/050907/index.php or on the investor relations page of the www.xscargo.com website.

The Fund is an open-ended trust that holds, indirectly, a 51% interest in XS Cargo Limited Partnership ("XS Cargo LP"). XS Cargo LP is one of the largest broadline closeout retailers in Canada with 37 stores in the provinces of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Newfoundland, Nova Scotia and New Brunswick. The Fund's trust units are listed on the Toronto Stock Exchange under the symbol "XSC.UN".

CONTACT INFORMATION

XS Cargo Income Fund
Jeff Rootman
Vice-President, Finance and Chief Financial Officer
(780) 732-2112
Email: jeff.rootman@xscargo.com

INDUSTRY:

Retail - Appliances
Retail - Consumer Electronics
Retail - E-Commerce
Retail - Furniture & Furnishings

File No: 82-34949



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XS Cargo Income Fund
TSX: XSC.UN

APRIL 19, 2007 - 22:40 ET

XS Cargo Income Fund Announces April Cash Distribution

EDMONTON, ALBERTA--(CCNMatthews - April 19, 2007) - XS Cargo Income Fund (the "Fund") (TSX:XSC.UN) announced today a cash distribution of $0.093755 per trust unit for the month of April, 2007. The distribution will be paid on May 15, 2007 to holders of record of trust units on April 30, 2007.

The Fund's policy is to pay cash distributions on or about the 15th of each month to unitholders of record on the last business day of the preceding month.

The Fund is an open-ended trust that holds, indirectly, a 51% interest in XS Cargo Limited Partnership ("XS Cargo LP"). XS Cargo LP is one of the largest broadline closeout retailers in Canada with 35 stores in the provinces of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Newfoundland, Nova Scotia and New Brunswick. The Fund's trust units are listed on the Toronto Stock Exchange under the symbol "XSC.UN".

Additional information about XS Cargo Income Fund is available at www.sedar.com and the Fund's website at www.xscargo.com.

CONTACT INFORMATION

XS Cargo Income Fund
Jeff Rootman, CA
Vice-President, Finance and Chief Financial Officer
(780) 732-2112
Website: www.xscargo.com

INDUSTRY:

Retail - Appliances
Retail - Consumer Electronics
Retail - E-Commerce
Retail - Furniture & Furnishings

END